Exhibit 99.1

Titan America Announces Second Quarter 2026 Results

Volume Performance Reflects Strong Commercial Execution in a Challenging Market
Integration of Keystone Acquisition on Schedule, with Targeted Annual Run-Rate Synergies of at Least $30 million by 2029
Updated Full Year 2026 Outlook to Include Keystone Acquisition
Norfolk, Virginia, July 28, 2026 – Titan America SA (NYSE: TTAM), a leading vertically integrated producer and supplier of building materials, services and solutions in the construction industry operating along the U.S. East Coast, today announced its second quarter 2026 financial results. Titan America SA, including its wholly-owned operating subsidiary, Titan America LLC, is referred to herein as “Titan America” or the “Company.”

Second-Quarter 2026 Highlights

•Revenue of $470.6 million, an increase of 9.6% compared to $429.2 million in Q2 2025
•Net Income of $43.3 million, compared to $51.1 million in Q2 2025
•Earnings per share of $0.23, compared to $0.28 in Q2 2025
•Adjusted EBITDA(1) of $100.7 million, an increase of 1.3% compared to $99.5 million in Q2 2025

“Our financial results in the second quarter demonstrated the resilience of the business, with strong year-over-year growth in our Mid-Atlantic region offsetting short-term headwinds experienced by Florida,” said Bill Zarkalis, President and CEO of Titan America. “Our Mid-Atlantic business segment captured robust project activity in the quarter, as strong commercial and operating performance lifted volumes and generated strong year-over-year improvement. Our Florida business segment delivered a solid performance despite an extended maintenance outage at the Pennsuco plant compared to the prior year and temporary import logistics disruptions.”

Mr. Zarkalis continued, “Since closing the acquisition of the Keystone Cement Company, our integration team has been on site working closely with Keystone’s exceptional team to ensure a smooth transition, accelerate revenue growth, expand operating margins, and realize targeted annual run-rate synergies of at least $30 million by 2029. With a respected reputation that has been built over the last century, Keystone further strengthens our vertically-integrated footprint in this attractive region, enhancing our ability to serve our customers, while positioning us to benefit from the positive long-term secular growth trends underpinning these markets. We are excited about the significant opportunities ahead and confident in our ability to create long-term value through this strategic acquisition.”

Second Quarter 2026 Results (unaudited)

	Three Months Ended June 30				Six Months Ended June 30
	2026	2025	$ Change	% Change	2026	2025	$ Change	% Change
(all amounts in thousands of US$)
Revenue	$470,626	$429,239	$41,387	9.6%	$869,047	$821,678	$47,369	5.8%
Net Income	$43,271	$51,132	$(7,861)	(15.4)%	$76,288	$84,505	$(8,217)	(9.7)%
Adjusted EBITDA	$100,733	$99,459	$1,274	1.3%	$183,270	$179,243	$4,027	2.2%

Cashflow provided by operating activities	$75,034	$72,901	$2,133	2.9%	$136,601	$108,094	$28,507	26.4%
Free cash flow	$20,001	$23,399	$(3,398)	(14.5)%	$49,708	$26,094	$23,614	90.5%

Revenue for the three months ended June 30, 2026 was $470.6 million, an increase of 9.6% compared to $429.2 million in the prior year quarter, of which approximately $20 million was attributable to the acquired Keystone Cement operations. On a like for like basis, revenue for the three months ended June 30, 2026 grew by approximately $21 million primarily from higher external sales volumes in aggregates and concrete block, as well as increases in ready-mix concrete prices.
Net Income for the three months ended June 30, 2026 was $43.3 million, compared to $51.1 million in the prior year quarter, while Adjusted EBITDA was $100.7 million, an increase of 1.3% compared to $99.5 million in the prior year period. Net Income Margin and Adjusted EBITDA Margin in the three months ended June 30, 2026 were 9.2% and 21.4%, respectively, compared to 11.9% and 23.2%, respectively, in the same period of 2025.
The increase in Adjusted EBITDA was driven by strong performance in the Mid-Atlantic segment (including the post-acquisition contribution from Keystone) which was partially offset by lower contribution from the Florida segment as further described below. In addition, when compared to the prior year quarter, Net Income for the three months ended June 30, 2026 reflected higher depreciation, depletion, and amortization expense of approximately $3 million after tax, Keystone acquisition transaction expenses of approximately $2 million after tax, higher share-based compensation of approximately $1 million after tax, and additional income tax expense of approximately $4 million resulting from the corporate reorganization of the Keystone entities after acquisition, partially offset by lower net finance costs of approximately $2 million after tax.
Cash Flow and Capital Resources

For the six months ended June 30, 2026, cash flow provided by operating activities was $136.6 million and net capital expenditures were $86.9 million, resulting in free cash flow of $49.7 million.

As of June 30, 2026, Titan America had $36.4 million in cash and cash equivalents and $574.1 million in total debt. Net debt was $537.7 million, representing a ratio of 1.37x trailing twelve-month Adjusted EBITDA.

Revenue and Adjusted EBITDA by Reportable Segment

	Revenue
	Three Months Ended June 30			Six Months Ended June 30
	2026	2025	% Change	2026	2025	% Change
(all amounts in thousands of US$)
Florida	$256,663	$260,753	(1.6)%	$510,057	$513,996	(0.8)%
Mid-Atlantic	213,963	168,486	27.0%	358,990	307,682	16.7%
Consolidated	$470,626	$429,239	9.6%	$869,047	$821,678	5.8%

	Segment Adjusted EBITDA
	Three Months Ended June 30			Six Months Ended June 30
	2026	2025	% Change	2026	2025	% Change
(all amounts in thousands of US$)
Florida	$50,613	$62,160	(18.6)%	$123,188	$132,952	(7.3)%
Mid-Atlantic	$52,794	$40,613	30.0%	$65,436	$51,515	27.0%

The Florida segment generated revenue of $256.7 million in the second quarter of 2026, compared to $260.8 million in the prior year quarter with higher concrete block and external aggregates volumes not fully offsetting lower ready-mix concrete volumes and lower aggregates and concrete block pricing which were affected by product, channel, and customer mix. Segment Adjusted EBITDA for the quarter was $50.6 million, compared to $62.2 million in the prior year period. Results were impacted by costs associated with extended major maintenance activities at the Pennsuco cement and aggregates facility as well as cement import supply chain disruptions and the associated incremental cost of temporarily sourcing cement and aggregates from third parties during the period.

The Mid-Atlantic segment generated revenue of $214.0 million in the second quarter, compared to $168.5 million in the prior year quarter. The 27.0% year-over-year increase in revenue was primarily due to approximately $20 million of revenue from the acquired Keystone assets, double digit growth in volumes and unit selling prices in ready-mix concrete, and higher pricing and volumes in the segment’s legacy cement operations. Segment Adjusted EBITDA was $52.8 million, an increase of 30.0% compared to $40.6 million in the prior year quarter, as the benefit of project mix, improved pricing, and operating efficiencies more than offset higher raw materials and energy costs and cement import disruptions.

2026 Outlook
Regarding Titan America’s outlook, President & CEO Bill Zarkalis stated, “Following our recently completed acquisition of Keystone Cement, we have updated our full year 2026 outlook for the Company. We now expect high single digit revenue growth versus 2025, including the contribution from Keystone. We also expect a modest decline in our Adjusted EBITDA margin versus 2025, reflecting the lower starting contribution from Keystone.”

Conference Call

Titan America will host a conference call at 5:00 p.m. ET on July 28th, 2026. The conference call will be broadcast live over the Internet. Additionally, a slide presentation will accompany the conference call. To listen to the call and view the slides, please visit the Investors section of Titan America’s website at https://www.titanamerica.com/. For those who are unable to listen to the live broadcast, an audio replay of the conference call will be available on the Titan America website for 30 days.
About Titan America SA
Titan America is a leading vertically-integrated producer of cement and building materials in the high-growth economic mega-regions of the U.S. East Coast, with operations and leading market positions across Florida, the Mid-Atlantic, and Metro New York/New Jersey. Titan America’s family of company brands includes Essex Cement, Roanoke Cement, Keystone Cement, Titan Florida, Titan Virginia Ready-Mix, S&W Ready-Mix, Powhatan Ready Mix, Titan Mid-Atlantic Aggregates, and Separation Technologies. Titan America’s operations include cement plants, construction aggregates and sand mines, ready-mix concrete plants, concrete block plants, fly ash production facilities, marine import and rail terminals, and distribution hubs.
Forward-Looking Statements
This press release may include forward-looking statements. Forward-looking statements are statements regarding or based upon our management’s current intentions, beliefs or expectations relating to, among other things, Titan America’s future results of operations, financial condition, liquidity, prospects, growth, strategies, developments in the industry in which we operate and the integration of the Keystone Cement Company. In some cases, you can identify forward-looking statements by terminology such as “believe,” “anticipate,” “continue,” “could,” “expect,” “goal,” “may,” “plan,” “predict,” “propose,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. By their nature, forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results or future events to differ materially from those expressed or implied thereby. These include the risks detailed in our 2025 Annual Report filed on Form 20-F on March 24, 2026, as well as a prolonged conflict in Iran negatively affecting infrastructure spending. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. Forward-looking statements contained in this report regarding trends or current activities should not be taken as a report that such trends or activities will continue in the future. Titan America undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on any such forward-looking statements, which speak only as of the date of this report. The information contained in this report is subject to change without notice. No re-report or warranty, express or implied, is made as to the fairness, accuracy, reasonableness or completeness of the information contained herein and no reliance should be placed on it.

Financial Measures (Non-IFRS)
In addition to the financial information presented in accordance with International Financial Reporting Standards (“IFRS”), this press release includes the following Non-IFRS financial measures: Adjusted EBITDA, Adjusted EBITDA Margin, Net Income Margin, free cash flow, net debt and the Ratio of Net Debt to Adjusted EBITDA. We define Adjusted EBITDA as net income before finance cost, net, income tax expense, depreciation, depletion and amortization, further adjusted to remove the impact of additional items such as (gain)/loss on disposal of fixed assets, asset impairment (recovery)/loss, foreign exchange (gain)/loss, net, derivative financial instrument (gain)/loss, net, fair value loss on sale of accounts receivable, net, share-based compensation and other non-recurring items, including certain transaction costs related to our initial public offering. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue. We define Net Income Margin as net income divided by revenue. We define free cash flow as net cash provided by operating activities, less net payments for capital expenditures, which includes (i) investments in property, plant and equipment, (ii) investments in identifiable intangible assets and (iii) proceeds from the sale of assets, net of disposition costs. We define net debt as the sum of short and long-term borrowings, including accrued interest and short-term and long-term lease liabilities less cash and cash equivalents. We define the Ratio of Net Debt to Adjusted EBITDA as the ratio derived by dividing net debt by Adjusted EBITDA. See “Reconciliation of IFRS to Non-IFRS” section for a detailed reconciliation of Non-IFRS financial measures to the most directly comparable IFRS measure.
We believe that in addition to our results determined in accordance with IFRS, these Non-IFRS financial measures provide useful information to both management and investors in measuring our financial performance and highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures.
Non-IFRS financial information is presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Our presentation of Non-IFRS measures should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. Other companies in our industry may calculate these measures differently, which may limit their usefulness as comparative measures.

(1) As used throughout this release, the terms Adjusted EBITDA, Adjusted EBITDA Margin, Net Income Margin, free cash flow, net debt and the Ratio of Net Debt to Adjusted EBITDA are non-IFRS financial metrics. See “Reconciliation of IFRS to Non-IFRS” for a detailed reconciliation of Non-IFRS financial measures to the most directly comparable IFRS measure. See “Financial Measures (Non-IFRS)” for further discussion on these non-IFRS measures and why we believe they are useful.

Condensed Consolidated Statements of Income (Unaudited)

(all amounts in thousands of US$ except for earnings per share)	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025

Revenue	$470,626	$429,239	$869,047	$821,678
Cost of goods sold	(357,480)	(316,550)	(664,017)	(617,583)
Gross profit	113,146	112,689	205,030	204,095

Selling expense	(9,750)	(8,611)	(18,059)	(16,851)
General and administrative expense	(38,751)	(33,285)	(71,543)	(64,201)
Net impairment (loss)/gain on financial assets	(191)	(130)	(335)	150
Fair value loss on sale of accounts receivable, net	(1,303)	(1,139)	(2,349)	(2,102)
Other operating (loss)/income, net	(417)	196	(226)	382
Operating income	62,734	69,720	112,518	121,473

Finance cost, net	(3,499)	(5,571)	(8,244)	(12,153)
Foreign exchange gain/(loss), net	6,714	(30,706)	14,722	(44,519)
Derivative financial instrument (loss)/gain, net	(3,703)	33,906	(12,485)	44,810
Other non-operating income	—	—	—	2,552
Income before income taxes	62,246	67,349	106,511	112,163
Income tax expense	(18,975)	(16,217)	(30,223)	(27,658)
Net Income	$43,271	$51,132	$76,288	$84,505

Earnings per share of common stock:
Basic earnings per share	$0.23	$0.28	$0.41	$0.46
Diluted earnings per share	$0.23	$0.28	$0.41	$0.46
Weighted average number of common stock - basic	184,373,341	184,362,465	184,367,993	182,323,791
Weighted average number of common stock - diluted	184,611,105	184,362,465	184,587,296	182,323,791

Condensed Consolidated Balance Sheet (Unaudited)

	June 30,	December 31,
(all amounts in thousands of US$)	2026	2025
Current assets:
Cash and cash equivalents	$36,382	$211,750
Trade receivables, net	79,827	54,308
Other receivables, net	94,170	58,096
Inventories	231,929	226,414
Prepaid expenses and other current assets	16,967	18,051
Income taxes receivable	41,342	41,319
Short term investments, net	29,349	—
Derivatives and credit support payments	637	17
Total current assets	530,603	609,955

Noncurrent assets:
Property, plant, equipment and mineral deposits, net	1,239,473	930,012
Right-of-use assets	65,892	66,158
Other assets	14,641	9,139
Intangible assets, net	31,576	29,020
Goodwill	260,854	221,562
Derivatives and credit support payments	21,851	28,029
Total noncurrent assets	1,634,287	1,283,920
Total assets	$2,164,890	$1,893,875

Current liabilities:
Accounts and related party payables	$192,741	$144,681
Accrued expenses	26,717	22,122
Provisions	9,202	8,897
Income taxes payable	20	2,189
Short term borrowing, including accrued interest	4,716	5,387
Lease liabilities	11,413	11,168
Derivatives and credit support receipts	610	17
Other current liabilities	9,270	6,763
Total current liabilities	254,689	201,224

Non-current liabilities:
Long-term borrowings	502,042	390,438
Lease liabilities	55,910	55,420
Provisions	73,243	61,440
Deferred income tax liability	142,104	115,556
Derivatives and credit support receipts	23,356	28,300
Other noncurrent liabilities	24,997	7,431
Total noncurrent liabilities	821,652	658,585

Total liabilities	1,076,341	859,809

Stockholders’ equity	1,088,549	1,034,066

Total liabilities and stockholders’ equity	$2,164,890	$1,893,875

Condensed Consolidated Statements of Cash Flows (Unaudited)

(all amounts in thousands of US$)	Six Months Ended June 30
	2026	2025
Cash flows from operating activities
Income before income taxes	$106,511	$112,163
Adjustments for:
Depreciation, depletion and amortization	59,861	51,686
Gain on divestiture	—	(2,552)
Finance cost	11,333	14,432
Finance income	(3,089)	(2,279)
Foreign exchange (gain)/loss, net	(14,721)	44,519
Derivative financial instrument loss/(gain), net	12,485	(44,810)
Changes in net operating assets and liabilities	(14,275)	(29,366)
Other	(5,346)	(4,159)
Cash generated from operations before income taxes	152,759	139,634
Income taxes, net	(16,158)	(31,540)
Net cash provided by operating activities	136,601	108,094

Cash flows from investing activities
Investments in property, plant and equipment	(86,057)	(80,838)
Investments in intangible assets	(900)	(1,196)
Acquisition, net of cash acquired	(275,972)	—
Short term investments, net	(29,267)	—
Interest received	3,355	2,091
Proceeds from the sale of assets, net of disposition costs	64	34
Proceeds from sale of investment	—	5,368
Net cash used in investing activities	(388,777)	(74,541)

Cash flows from financing activities
Repayment of affiliated party borrowings	—	(15,002)
Borrowings from affiliated party	128,770	4,976
Offering costs associated with borrowings	(2,042)	—
Repayment of third party line of credit	—	(25,000)
Lease payments	(5,176)	(4,773)
Share premium distribution	(7,374)	(14,749)
Proceeds from IPO	—	144,000
Related party recharge for stock-based compensation	(8,006)	—
Derivative credit support (payments)/receipts and settlements	(11,278)	33,564
Interest paid	(11,454)	(10,602)
IPO Costs	—	(9,321)
Net cash provided by financing activities	83,440	103,093

Net (decrease)/increase in cash and cash equivalents	(168,736)	136,646

Cash and cash equivalents at:
Beginning of period prior to adjustment on initial application of amendments to IFRS 9, effective January 1, 2026	211,750	12,124
Adjustment on initial application of amendments to IFRS 9 effective January 1, 2026	(6,449)	—
Beginning of period	205,301	12,124
Effects of exchange rate changes	(183)	—
End of period	$36,382	$148,770
Note: The statement of cashflows was revised to reflect the impact of the adoption of IFRS 9.

Reconciliation of IFRS to Non-IFRS
Reconciliation of IFRS Net Income to Non-IFRS Adjusted EBITDA and IFRS Net Income Margin to Non-IFRS Adjusted EBITDA Margin

	Three Months Ended		Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
(all amounts in thousands of US$)
Net income	$43,271	$51,132	$76,288	$84,505
Finance cost, net	3,499	5,571	8,244	12,153
Income tax expense	18,975	16,217	30,223	27,658
Depreciation, depletion and amortization	31,049	27,270	59,861	51,686
Loss/(gain) on disposal of fixed assets	38	338	89	301
Foreign exchange (gain)/loss, net	(6,714)	30,706	(14,722)	44,519
Derivative financial instrument loss/(gain), net	3,703	(33,906)	12,485	(44,810)
Fair value loss on sale of accounts receivable, net	1,303	1,139	2,349	2,102
Share-based compensation	2,541	897	4,183	1,671
IPO transaction costs	—	298	—	2,182
Acquisition related expenses	2,598	—	4,002	—
Other	470	(203)	268	(2,724)
Adjusted EBITDA	$100,733	$99,459	$183,270	$179,243

Revenue	$470,626	$429,239	$869,047	$821,678
Net Income Margin(1)	9.2%	11.9%	8.8%	10.3%
Adjusted EBITDA Margin(2)	21.4%	23.2%	21.1%	21.8%

(1)Net Income Margin is calculated as net income divided by revenue.
(2)Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by revenue.

	Twelve Months Ended
	June 30, 2026	December 31, 2025
(all amounts in thousands of US$)
Net Income	$177,222	$185,439
Finance cost, net	18,652	22,561
Income tax expense	61,968	59,403
Depreciation, depletion and amortization	116,891	108,716
Loss on disposal of fixed assets	(216)	(4)
Foreign exchange loss/(gain), net	(14,140)	45,101
Derivative financial instrument (gain)/loss, net	15,454	(41,841)
Fair value loss on sale of accounts receivable, net	4,259	4,012
Share-based compensation	6,304	3,792
IPO transaction costs	111	2,293
Acquisition related expenses	6,663	2,661
Other	523	(2,469)
Adjusted EBITDA	$393,691	$389,664

Reconciliation of Free Cash Flow

	Six Months Ended June 30
	2026	2025
(all amounts in thousands of US$)
Net cash provided by operating activities	$136,601	$108,094
Adjusted by:
Investments in property, plant and equipment	(86,057)	(80,838)
Investments in identifiable intangible assets	(900)	(1,196)
Proceeds from the sale of assets, net of disposition costs	64	34
Net Capital Expenditures	(86,893)	(82,000)
Free Cash Flow	$49,708	$26,094

Reconciliation of Net Debt and Ratio of Net Debt to Adjusted EBITDA

	As of
	June 30, 2026	December 31, 2025
(all amounts in thousands of US$)
IFRS:
Short-term borrowings, including accrued interest	$4,716	$5,387
Long-term borrowings	502,042	390,438
Short-term lease liabilities	11,413	11,168
Long-term lease liabilities	55,910	55,420
Total Debt	$574,081	$462,413
Less:
Cash and cash equivalents	$(36,382)	$(211,750)
Net Debt	$537,699	$250,663

Trailing Twelve Months Net Income	$177,222	$185,439
Ratio of Total Debt to Net Income	3.24	2.49
Non-IFRS:
Trailing Twelve Months Adjusted EBITDA	$393,691	$389,664
Ratio of Net Debt to Adjusted EBITDA	1.37	0.64

Product Volumes and External Pricing

	Three Months Ended June 30				Six Months Ended June 30
Volumes (in thousands) (1)(2)(3)	2026	2025	Change	% Change	2026	2025	Change	% Change
Total cement volumes	1,582	1,438	144	10.0%	2,865	2,734	131	4.8%
Cement consumed internally	(311)	(341)			(640)	(685)
External cement volumes	1,271	1,097	174	15.9%	2,225	2,049	176	8.6%
Total aggregates volumes	2,070	2,097	(27)	(1.3)%	4,130	4,153	(23)	(0.6)%
Aggregates consumed internally	(782)	(914)			(1,670)	(1,898)
External aggregates volumes	1,288	1,183	105	8.9%	2,460	2,255	205	9.1%
External ready-mix concrete volumes	1,198	1,168	30	2.6%	2,291	2,284	7	0.3%
External concrete block volumes	17,861	16,494	1,367	8.3%	34,289	31,469	2,820	9.0%
Total fly ash volumes	207	185	22	11.9%	359	319	40	12.5%
Fly ash consumed internally	(44)	(38)			(81)	(78)
External fly ash volumes	163	147	16	10.9%	278	241	37	15.4%

(1) Sales volumes are shown in tons for cement, aggregates and fly ash; in cubic yards for ready-mix concrete; and in 8-inch equivalent units for concrete blocks.
(2) Cement, aggregates and fly ash consumed internally represents the quantity of those materials transferred to our ready-mix concrete and concrete block product lines for use in the production process. These amounts are eliminated at the operating segment level or in consolidation, as appropriate.

(3) Aggregate volumes exclude by-products.

	Three Months Ended June 30				Six Months Ended June 30
Average External Selling Price (1)	2026	2025	$ Change	% Change	2026	2025	$ Change	% Change
Cement	$147.55	$149.75	$(2.20)	(1.5)%	$148.45	$149.65	$(1.20)	(0.8)%
Aggregates	$24.61	$25.41	$(0.80)	(3.1)%	$24.99	$25.17	$(0.18)	(0.7)%
Ready-mix concrete	$168.39	$161.28	$7.11	4.4%	$167.19	$162.32	$4.87	3.0%
Concrete block	$2.27	$2.33	$(0.06)	(2.6)%	$2.30	$2.35	$(0.05)	(2.1)%
Fly ash	$55.25	$55.13	$0.12	0.2%	$54.99	$55.46	$(0.47)	(0.8)%

(1) Average external selling prices are shown on a per ton basis for cement, aggregates and fly ash; on a per cubic yard basis for ready-mix concrete; and on a per 8-inch equivalent unit for concrete blocks.

Segment Volume and Pricing Trends(1)(2)(3)

	Three Months Ended June 30, 2026 compared to June 30, 2025				Six Months Ended June 30, 2026 compared to June 30, 2025
	Florida		Mid-Atlantic		Florida		Mid-Atlantic
	% Change		% Change		% Change		% Change
	Volume	Average Price	Volume	Average Price	Volume	Average Price	Volume	Average Price
Cement	(2.5)%	(0.3)%	24.0%	(2.0)%	(1.4)%	(0.2)%	12.0%	(1.0)%
Aggregates	(0.9)%	(1.3)%	(5.0)%	2.0%	1.4%	1.2%	(21.0)%	(4.0)%
Ready-mix concrete	(5.7)%	0.2%	16.0%	10.0%	(4.7)%	(1.0)%	9.0%	9.0%
Concrete block	8.3%	(2.6)%	N/A	N/A	9.0%	(2.1)%	N/A	N/A
Fly ash	13.9%	(2.2)%	11.0%	2.0%	13.0%	(2.3)%	12.0%	(1.0)%

(1) Percent changes in volume include internal trading activity.
(2) Percent changes in prices include the consumption of internally sourced materials at a transfer price approximating market price.
(3) Internal trading activity represents the consumption of internally sourced materials at a transfer price approximating market prices. These amounts are eliminated at the operating segment level or in consolidation, as appropriate.

Investor Relations
ir@titanamerica.com
757-901-4152
https://ir.titanamerica.com